Exhibit 95.1

MINE SAFETY ACT DISCLOSURE

Certain of our operations are classified as mines and are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. In the first quarter of 2016, we were issued certain mine safety and health citations by the MSHA under the Mine Act including: for MSHA Property 47-03629 four citations – three assessments totaling $334 and one Section 104 “S&S” citation that has not been assessed. There were no citations for MSHA Property 47-03628 in the first quarter of 2016.